Exhibit 99.1

Valens Semiconductor Reports First Quarter 2023 Results

Delivered Record Quarterly Revenue with Growing Contribution from Automotive

HOD HASHARON, ISRAEL, May 10, 2023 – Valens Semiconductor Ltd. (NYSE: VLN), a premier provider of high-speed connectivity solutions for the audio-video and automotive markets, today reported financial results for the quarter ended March 31, 2023.

“Valens Semiconductor revenues reached a record of $23.9 million dollars in the first quarter of 2023, and we also achieved better than anticipated profitability metrics,” said Gideon Ben-Zvi, CEO of Valens Semiconductor.

“Turning to our business segments, our automotive business continued to demonstrate resiliency, with our VA6000 chipset deployments in Mercedes-Benz cars. The bids we are participating in with several automotive OEMS for the deployment of the VA7000 chipset family, our high-speed connectivity solution required for Advanced Driver-Assistance Systems (ADAS), are moving along well and we remain on track to announce our first design wins this year. In the audio-video segment, we taped out our newest product, the VS6320 chipset. Conversations with prospective customers for the VS6320 continue to progress and we expect relatively quick adoption by them. We anticipate first engineering samples to be shipped by the fourth quarter of this year, and we believe our customers will introduce their new products embedding the VS6320 during the second half of 2024.

“While we are confident that we will continue the progress made in the first quarter into another successful quarter, we are all facing a heightened level of uncertainty due to dynamics such as inflation and rising interest rates as we look to the rest of the year. At Valens Semiconductor, we remain focused on those elements in our control. We are executing our long-term growth strategy while driving financial discipline and operational excellence – and are emphasizing opportunities that we believe will deliver value to all stakeholders,” concluded Ben-Zvi.

Key Financial and Business Highlights

•	Record quarterly revenues. First quarter revenues reached $23.9 million, up 10.5% from the first quarter of 2022, and up 1.7% from the fourth quarter of 2022

–	GAAP gross margin was 66.1% for the first quarter 2023 (non-GAAP gross margin was 67.2%)

–	Q1 2023 GAAP Net Loss was $(5.4) million, compared to $(5.1) million in Q1 2022, and Adjusted EBITDA Loss in Q1 2023 was $(2.9) million, compared to $(4.1) million in Q1 2022

•	Strong balance sheet as of March 31, 2023, with working capital of $161.4 million, including $139.7 million in cash, cash equivalents and short-term deposits, and no debt

•	Leveraged the Company’s disruptive connectivity offerings across both business segments – audio-video and automotive

–	Audio-video: Taped out the VS6320 chipset, a key milestone in the manufacture and availability of this product, which is aimed at long reach extension of USB3.2

–	Automotive: Continue to progress with several automotive OEM bids for the VA7000, and remain on track to announce first design wins this year

Financial Outlook

Disclaimer: Valens Semiconductor does not provide GAAP net profit (loss) guidance as certain elements of net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. Adjusted EBITDA is a non-GAAP measure. See the tables below for additional information regarding this and other non-GAAP metrics used in this release.

“We exceeded the high end of our revenue, gross margin, and Adjusted EBITDA guidance for Q1 2023,” said Dror Heldenberg, CFO of Valens Semiconductor.

“For the second quarter of 2023, revenues are expected to range between $23.9 million and $24.1 million. Gross margin is expected to range between 61.0% and 62.0%, reflecting the higher portion of revenues from our automotive business. Adjusted EBITDA loss is expected to be in the range of $(4.3) million to $(3.7) million.

“For the full year 2023, the company’s guidance remains unchanged. Revenues are expected to range between $97 million and $100 million. We keep following the trends in the semiconductor industry, such as lead times for materials which appear to be shortening. We are also closely monitoring our bookings and backlog, as inventory digestion by our customers appears to be slower than originally anticipated. While we are not currently providing specific guidance for third quarter revenue, we are now expecting it to be lower than the second quarter. Gross margin for the full year 2023 is expected to range between 62.0% and 62.7%. Adjusted EBITDA loss in 2023 is expected to be in the range of $(15.4) million to $(13.6) million. We remain on track to achieve Adjusted EBITDA breakeven by the end of 2023 and expect the Company to be cashflow positive starting in 2024.”

Conference Call Information

Valens Semiconductor will host a conference call today, Wednesday, May 10, 2023, at 8:30 a.m. Eastern Time (ET) to discuss its first quarter 2023 financial results and business outlook. To access this call, dial (at least 10 minutes before the scheduled time) +1 (888) 642-5032 (U.S.), 0 (800) 917-5108 (UK), 03 918 0609 (Israel) or +972 3 918 0609 (all other locations).

A live webcast of the conference call will be available via the investor relations section of Valens Semiconductor’s website at Valens - Financials - Quarterly Results. The live webcast can also be accessed by clicking here. A replay of the conference call will be available on Valens Semiconductor’s website shortly after the call concludes.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor.

These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; the effects of health epidemics, such as the recent global COVID-19 pandemic; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on March 1, 2023 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the Audio-Video and Automotive industries. Valens’ HDBaseT® technology is the leading standard in the Audio-Video market with tens of millions of Valens’ chipsets integrated into thousands of products in a wide range of applications. Valens Semiconductor’s Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the MIPI A-PHY industry standard for high-speed in-vehicle connectivity. For more information, visit https://www.valens.com/.

VALENS SEMICONDUCTOR LTD.

SUMMARY OF FINANCIAL RESULTS

(U.S. Dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2023	2022
Revenues	23,880	21,620
Gross Profit	15,793	15,440
Gross Margin	66.1%	71.4%
Net Loss	(5,377)	(5,050)
Working Capital[1]	161,371	176,496
Cash, Cash Equivalents and Short-Term Deposits[2]	139,703	165,522
Net Cash Used in Operating Activities	(8,669)	(8,403)
Non-GAAP Financial Data
Non-GAAP Gross Margin[3]	67.2%	72.1%
Adjusted EBITDA Loss[4]	(2,858)	(4,086)
Non-GAAP Loss Per Share[5] (in U.S. Dollars)	$(0.03)	$(0.05)

[1]	Working Capital is calculated as Total Current Assets, less Total Current Liabilities, as of the last day of the period.
[2]	As of the last day of the period.
[3]	Non-GAAP Gross Margin is defined as: GAAP Gross Profit excluding share-based compensation and depreciation expenses, divided by revenue. For the three months ended March 31, 2023, and 2022, share-based compensation and depreciation expenses were $245 thousand and $140 thousand, respectively.
[4]	Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee, and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Please refer to the appendix at the end of this press release for a reconciliation to the most directly comparable measure in accordance with GAAP.
[5]	See reconciliation of GAAP to non-GAAP financial measures.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollars in thousands, except share and per share amounts)

	Three Months Ended March 31,
	2023	2022

REVENUES	23,880	21,620
COST OF REVENUES	(8,087)	(6,180)
GROSS PROFIT	15,793	15,440
OPERATING EXPENSES:
Research and development expenses	(13,960)	(14,127)
Sales and marketing expenses	(5,060)	(4,209)
General and administrative expenses	(3,832)	(4,301)
TOTAL OPERATING EXPENSES	(22,852)	(22,637)
OPERATING LOSS	(7,059)	(7,197)
Change in fair value of Forfeiture Shares	1,507	2,604
Financial income (expenses), net	191	(115)
LOSS BEFORE INCOME TAXES	(5,361)	(4,708)
INCOME TAXES	(19)	(346)
LOSS AFTER INCOME TAXES	(5,380)	(5,054)
Equity in earnings of investee	3	4
NET LOSS	(5,377)	(5,050)
EARNINGS PER SHARE DATA:
BASIC AND DILUTED NET LOSS PER ORDINARY SHARE[6] (in U.S. Dollars)	$(0.05)	$(0.05)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF NET LOSS PER ORDINARY SHARE	101,076,390	97,150,054

[6]	See footnote 5.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	March 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	15,489	20,024
Short-term deposits	124,214	128,363
Trade accounts receivable	12,863	11,514
Inventories	23,566	23,816
Prepaid expenses and other current assets	5,419	4,793
TOTAL CURRENT ASSETS	181,551	188,510
LONG-TERM ASSETS:
Property and equipment, net	3,013	2,790
Operating lease right-of-use assets[7]	3,644	3,824
Other assets	490	535
TOTAL LONG-TERM ASSETS	7,147	7,149
TOTAL ASSETS	188,698	195,659

LIABILITIES AND EQUITY
CURRENT LIABILITIES[8]	20,180	24,789
LONG-TERM LIABILITIES
Forfeiture Shares	244	1,751
Operating leases liabilities[9]	1,339	1,624
Other long-term liabilities	121	54
TOTAL LONG-TERM LIABILITIES	1,704	3,429
TOTAL LIABILITIES	21,884	28,218

TOTAL SHAREHOLDERS’ EQUITY	166,814	167,441
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	188,698	195,659

[7]	As of January 1, 2022, the company has implemented the FASB ASU No. 2016-02, Leases (ASC 842), on the recognition, measurement, presentation, and disclosure of leases.
[8]	As of March 31, 2023 and December 31, 2022, includes $1,890 thousand and $1,811 thousand, respectively, of current maturities of operating leases liabilities; see footnote 7.
[9]	See footnote 7.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. Dollars in thousands)

	Three Months Ended March 31,
	2023	2022
CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	(5,377)	(5,050)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation	379	320
Stock-based compensation	3,822	2,791
Exchange rate differences	1,252	471
Interest on short-term deposits	(566)	(163)
Change in fair value of forfeiture shares	(1,507)	(2,604)
Reduction in the carrying amount of ROU assets	464	420
Equity in earnings of investee, net of dividend received	3	4
Changes in operating assets and liabilities:
Trade accounts receivable	(1,399)	(3,118)
Prepaid expenses and other current assets	(639)	518
Inventories	250	(3,144)
Long-term assets	42	100
Current Liabilities	(5,058)	1,553
Change in operating lease liabilities	(402)	(501)
Other long-term liabilities	67	-
Net cash used in operating activities	(8,669)	(8,403)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(40,725)	(18,252)
Maturities of short-term deposits	44,144	15,500
Purchase of property and equipment	(142)	(180)
Net cash provided by (used in) investing activities	3,277	(2,932)

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of stock options	928	54
Net cash provided by financing activities	928	54

Effect of exchange rate changes on cash and cash equivalents	(71)	(516)
DECREASE IN CASH AND CASH EQUIVALENTS	(4,535)	(11,797)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	20,024	56,791
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	15,489	44,994

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for taxes	56	56

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Trade accounts payable on account of property and equipment	460	190
Operating lease liabilities arising from obtaining operating right-of-use assets	278	246

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands)

The following table provides a reconciliation of Net loss to Adjusted EBITDA, a non-GAAP measure. Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

Although we provide guidance for Adjusted EBITDA, we are not able to provide guidance for projected Net profit (loss), the most directly comparable GAAP measures. Certain elements of Net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net profit (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts. Consequently, no disclosure of projected Net profit (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

	Three Months Ended March 31,
	2023	2022

Net Loss	(5,377)	(5,050)
Adjusted to exclude the following:
Change in fair value of Forfeiture Shares	(1,507)	(2,604)
Financial expense (income), net	(191)	115
Income taxes	19	346
Equity in earnings of investee	(3)	(4)
Depreciation	379	320
Stock-based compensation expenses	3,822	2,791
Adjusted EBITDA Loss	(2,858)	(4,086)

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands, except per share amounts)

The following tables provide a calculation of the GAAP Loss per share and reconciliation to Non-GAAP Loss per share.

	Three Months Ended March 31,
	2023	2022
GAAP Loss per Share
GAAP Net Loss used for computing Loss per Share	(5,377)	(5,050)
Earnings Per Share Data:
GAAP Loss per Share (in U.S. Dollars)	$(0.05)	$(0.05)
Weighted average number of shares used in calculation of net loss per share	101,076,390	97,150,054

	Three Months Ended March 31,
	2023	2022
Non-GAAP Loss per Share[10]
GAAP Net Loss	(5,377)	(5,050)
Adjusted to exclude the following:
Stock based compensation	3,822	2,791
Depreciation	379	320
Change in fair value of Forfeiture Shares	(1,507)	(2,604)
Total Non-GAAP Loss used for computing Loss per Share	(2,683)	(4,543)
Earnings Per Share Data:
Non-GAAP Loss per Share (in U.S. Dollars)	$(0.03)	$(0.05)
Weighted average number of shares used in calculation of net loss per share	101,076,390	97,150,054

[10]	The company calculates its non-GAAP Loss per Share as GAAP Net Loss adjusted to exclude the following: Stock based compensation, depreciation, and the change in fair value of Forfeiture Share divided by the weighted average number of shares used in calculation of net loss per share.

For more information, please contact:

Daphna Golden

VP Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moriah Shilton

Financial Profiles, Inc.

US: +1 310-622-8251

Valens@finprofiles.com

SOURCE Valens Semiconductor